mwe.com

October 20, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenn Do Lynn Dicker Daniel Crawford Tim Buchmiller

Re:	AirSculpt Technologies, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 5, 2021 File No. 333-260067

Dear Ms. Do:

On behalf of AirSculpt Technologies, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 19, 2021 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (File No. 333-260067) filed by the Company on October 5, 2021 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Form S-1 filed October 5, 2021

Graphic Presentation, page i

1. We note you added five graphics, with four graphics featuring individuals. We also note that one of the individuals on the third graphic appears to be the founder and CEO because he matches the picture of the individual in the Letter from the Founder and CEO on page iii. Additionally, we note you did not disclose whether the other individuals in the graphics received your services and represent the results of your services. Please advise whether the individuals in the graphics received your services. If the individuals did not, please remove the graphics or explain why the graphics are appropriate and how they accurately represent your business.

We also note that the graphics as filed obscure portions of the text from view. If you retain any of the graphics, please ensure all text is visible and legible.

Response: In response to the Staff's comment, the Company confirms that the individuals in the graphics received the Company's services. The Company will ensure that the text included in any graphics included in the Registration Statement is legible and visible.

Letter from the Founder and CEO, page iii

2. We refer to the letter from your Founder and CEO. Please revise your presentation so that the letter does not appear in the forepart of the registration statement prior to your Prospectus Summary.

Response: In response to the Staff's comment, the Company has revised its presentation so that the letter does not appear in the forepart of the registration statement.

Please contact me at 202 756 8161 if you have any questions or require any additional information in connection with this letter or the Company’s submission of the revised Registration Statement.

Sincerely,

/s/ Thomas P. Conaghan

cc: Dr. Aaron Rollins, Chief Executive Officer